May 27, 2011

By Facsimile to 212-230-7815

Bill Belitsky, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022

        Re: Van Kampen Unit Trusts, Series 849
               File No. 333-156321

Dear Mr. Belitsky:

      We have reviewed pre-effective amendment no. 1 to the registration statement on Form S-6 filed January 7, 2011 for Van Kampen Unit Trusts, Series 849 (the "Trust"), which consists of one underlying unit investment trust portfolio, Equity Dividend Buy-Write Portfolio, Series 1.   We are providing a letter with regard to the Trust's amended registration statement because the Equity Dividend Buy-Write Portfolio replaces the underlying portfolio the Trust previously submitted for review in 2008, which was never brought to market.

      As requested, and based on the representations in your cover letter, we conducted a selective review in accordance with Securities Act Release No. 6510.   We have no comments on the filing at this time. We note, however, that certain required and other information has been omitted, and we may have comments on those items when added by another pre-effective amendment. We may also, of course, have comments on any information provided to us supplementally.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure contained in registration statements reviewed by the staff to make certain they provide all the information needed by investors to make an informed investment decision. Since Van Kampen Funds, Inc., the depositor of the Trust (the "Depositor"), and the Trust are in possession of the facts relating to the registration statement, they are responsible for the accuracy and adequacy of the information contained therein.

In the event the Depositor and the Trust requests acceleration of the effective date of the registration statement, a letter should be submitted at the time of such request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositor or the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing: and

- Neither the Depositor nor the Trust may assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with the review of this filing.

If you have any questions regarding these matters, please feel free to call me at (202) 551-6968 to discuss them.

Sincerely,

H.R. Hallock, Jr.
Senior Counsel